UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1 is a press release dated August 23, 2012 announcing the results of Paragon Shipping Inc. for the second quarter and six months ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 27, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED
JUNE 30, 2012 RESULTS

ATHENS, Greece, August 23, 2012 - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping", or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the second quarter and six months ended June 30, 2012.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2011	Quarter Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Average Number of Vessels	11.8	10.8	12.4	10.4
Time Charter Equivalent rate (TCE) (1)	22,415	11,878	23,243	12,618
Net Revenue	23,647,640	11,949,526	51,136,803	24,426,712
EBITDA (1)	(4,834,833)	6,349,055	12,824,491	12,971,559
Adjusted EBITDA (1)	16,456,658	6,637,339	34,771,017	13,673,923
Net (Loss) / Income	(16,777,396)	179,354	(11,352,300)	899,191
Adjusted Net Income (1)	5,202,356	467,638	11,963,185	1,601,555
(Loss) / Earnings Per Share basic and diluted	(0.280)	0.003	(0.192)	0.015
Adjusted EPS basic and diluted (1)	0.087	0.008	0.203	0.026

(1)
Please see the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income, Adjusted Net Income to Net Income and Adjusted Earnings Per Share to Earnings Per Share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Time Charter Coverage Update
Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years.

Assuming all charter counter parties fully perform under the terms of the charters, all exercisable optional periods under the charter parties are exercised and including our newbuilding vessels, the Company has secured employment for 97%, 69% and 35% of its available days in 2012, 2013 and 2014, respectively.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce our results for the quarter and six months ended June 30, 2012. For the second quarter of 2012, Paragon reported Adjusted EBITDA of $6.6 million and Adjusted Net Income of $0.5 million, or about $0.01 per share. Regarding our fleet development, the second quarter of 2012 had been very active. As previously announced, our first newbuilding vessels, the M/V Prosperous Seas and the M/V Precious Seas, were successfully delivered to our Company. On average, we operated 10.8 vessels, with our utilization rate being more than 99%."

Mr. Bodouroglou continued, "Since the beginning of 2012, the drybulk market has been fluctuating at depressed levels and we expect the downturn to continue also during 2013, as the overcapacity problem remains. Nonetheless, Paragon has secured the majority of its revenue days in 2012 and 2013, ensuring visible cash flows during this challenging period. As of June 30, 2012, based on earliest redelivery dates, we have secured time charter revenues of approximately $58 million, out of which $24 million has been secured in 2012."

Mr. Bodouroglou concluded, "We remain confident that our proactive approach in addressing actual and potential deficiencies will enable the Company to overcome the difficult times ahead."

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Second Quarter 2012 Financial Results
Gross time charter revenue for the second quarter of 2012 was $12.7 million, compared to $25.1 million for the second quarter of 2011. The Company reported net income of $0.2 million, or $0.003 per basic and diluted share, for the second quarter of 2012, calculated on 59,208,321 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the second quarter of 2011, the Company reported net loss of $16.8 million, or $0.280 per basic and diluted share, calculated on 58,254,929 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the second quarter of 2012 was $0.5 million, or $0.008 per basic and diluted share, compared to adjusted net income of $5.2 million, or $0.087 per basic and diluted share, for the second quarter of 2011.

EBITDA for the second quarter of 2012 was positive $6.3 million, compared to negative $4.8 million for the second quarter of 2011. EBITDA for the second quarter of 2012 was calculated by adding to net income of $0.2 million, net interest expense and depreciation that, in the aggregate, amounted to $6.2 million. Adjusted EBITDA, excluding all non-cash items described below, was $6.6 million for the second quarter of 2012, compared to $16.5 million for the second quarter of 2011.

The Company operated an average of 10.8 vessels during the second quarter of 2012, earning an average TCE rate of $11,878 per day, compared to an average of 11.8 vessels during the second quarter of 2011, earning an average TCE rate of $22,415 per day.

Total adjusted operating expenses for the second quarter of 2012 equaled $6.7 million, or approximately $6,870 per day per vessel, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.8 million of share-based compensation for the period. For the second quarter of 2011, total adjusted operating expenses were $8.3 million, or approximately $7,734 per day per vessel, including the same items as mentioned above, but excluding $1.3 million of share-based compensation.

As of June 30, 2012, the Company owned approximately 21.1% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. Currently, following the share offering concluded by Box Ships on July 13, 2012, the Company owns approximately 16.7% of the outstanding common stock of Box Ships. The investment in Box Ships, an affiliate, is accounted for under the equity method and is separately reflected on Company's unaudited condensed consolidated balance sheet. For the second quarter of 2012, the Company recorded income of $0.4 million, representing its share of Box Ships' net income for the period, compared to $0.5 million for the second quarter of 2011. In the second quarter of 2012, we received a cash amount of $1.0 million representing dividend distributions from Box Ships.

Second Quarter 2012 Non-cash Items
The Company's results for the three months ended June 30, 2012 included the following non-cash items:
●	An unrealized gain from interest rate swaps of $0.5 million, or $0.008 per basic and diluted share, respectively.
●
Non-cash expenses of $0.8 million, or $0.013 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In total, these non-cash items decreased net income by $0.3 million, or $0.005 per basic and diluted share, for the three months ended June 30, 2012.

Six months ended June 30, 2012 Financial Results:
Gross time charter revenue for the six months ended June 30, 2012, was $25.9 million, compared to $54.1 million for the six months ended June 30, 2011. The Company reported net income of $0.9 million, or $0.015 per basic and diluted share, for the six months ended June 30, 2012, calculated on 59,131,947 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2011, the Company reported net loss of $11.4 million, or $0.192 per basic and diluted share, calculated on 57,276,048 weighted average number of basic and diluted shares.

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Excluding all non-cash items described below, adjusted net income for the six months ended June 30, 2012, was $1.6 million, or $0.026 per basic and diluted share. Adjusted net income for the six months ended June 30, 2011 was $12.0 million, or $0.203 per basic and diluted share.

EBITDA was $13.0 million for the six months ended June 30, 2012, compared to $12.8 million for the six months ended June 30, 2011. This was calculated by adding to net income of $0.9 million for the six months ended June 30, 2012, net interest expense and depreciation, that in the aggregate, amounted to $12.1 million for the six months ended June 30, 2012. Adjusted EBITDA, excluding all non-cash items described below, was $13.7 million for the six months ended June 30, 2012, compared to $34.8 million for the six months ended June 30, 2011.

The Company operated an average of 10.4 vessels during the six months ended June 30, 2012, earning an average TCE rate of $12,618 per day, compared to an average of 12.4 vessels during the six months ended June 30, 2011, earning an average TCE rate of $23,243 per day.

Total adjusted operating expenses for the six months ended June 30, 2012, were $12.8 million, or approximately $6,779 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $1.6 million of share-based compensation for the period. For the six months ended June 30, 2011, total adjusted operating expenses were $17.1 million, or approximately $7,615 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $2.9 million of share-based compensation.

For the six months ended June 30, 2012, the Company recorded $1.4 million income, representing its share of Box Ships' net income for the period, compared to $0.5 million for the six months ended June 30, 2011. In the first half of 2012, we received a cash amount of $2.1 million representing dividend distributions from Box Ships.

Six months ended June 30, 2012 Non-cash Items

The Company's results for the six months ended June 30, 2012, included the following non-cash items:

●	An unrealized gain from interest rate swaps of $0.9 million, or $0.015 per basic and diluted share, respectively.
●
Non-cash expenses of $1.6 million, or $0.026 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In the aggregate, these non-cash items decreased net income by $0.7 million, which represents a $0.011 decrease in earnings per basic and diluted share, for the six months ended June 30, 2012.

Cash Flows
For the six months ended June 30, 2012, the Company generated net cash from operating activities of $7.4 million, compared to $24.7 million for the six months ended June 30, 2011. For the six months ended June 30, 2012, net cash used in investing activities was $22.0 million and net cash from financing activities was $7.7 million. For the six months ended June 30, 2011, net cash from investing activities was $16.2 million and net cash used in financing activities was $55.5 million.

Financing Update
As of June 30, 2012, we are not in compliance with the EBITDA coverage ratio covenant contained in one of our loan agreements and the security cover ratio contained in four of our loan agreements. As a result, the Company may be required either to prepay indebtedness, provide additional collateral in the form of cash or other property or obtain waivers and amendments to the respective terms of the facilities. The Company is currently in discussions with its respective lenders in order to address the issue in a mutually beneficial way. If the Company is not able to reach a mutually acceptable resolution with its lenders, our lenders may reclassify our indebtedness as a current liability, accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

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Conference Call and Webcast details
The Company's management team will host a conference call to discuss its second quarter and six months ended June 30, 2012 results on August 23, 2012 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-317-6789 (USA) or +1-412-317-6789 (international) to access the call. A replay of the conference call will be available until August 31, 2012 and can be accessed by dialing 1-877-344-7529 (USA) or +1-412-317-0088 (international) and using passcode 10017773.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of twelve drybulk vessels with a total carrying capacity of 779,270 dwt. In addition, the Company's current newbuilding program consists of two Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction. For more information, visit: www.paragonship.com (the information contained on the Company's website does not constitute part of this press release).

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

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Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of August 23, 2012.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Total Handysize	2	74,498
Grand Total	12	779,270

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 612	Handysize	37,200	Q4 2012
Hull no. 625	Handysize	37,200	Q4 2012
Total Handysize	2	74,400

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of August 23, 2012.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	2013
Hull no. 657 (1)	4,800	56,500	2013
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

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Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2011	Quarter Ended June 30, 2012
FLEET DATA
Average number of vessels (1)	11.8	10.8
Available days for fleet (2)	1,048	974
Calendar days for fleet (3)	1,077	981
Fleet utilization (4)	97.3%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	22,415	11,878
Vessel operating expenses (6)	4,310	4,616
Drydocking expenses (7)	983	-
Management fees - related party adjusted (8)	1,147	998
General and administrative expenses adjusted (9)	1,294	1,256
Total vessel operating expenses adjusted (10)	7,734	6,870

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
FLEET DATA
Average number of vessels (1)	12.4	10.4
Available days for fleet (2)	2,183	1,882
Calendar days for fleet (3)	2,247	1,891
Fleet utilization (4)	97.2%	99.5%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	23,243	12,618
Vessel operating expenses (6)	4,476	4,376
Drydocking expenses (7)	806	-
Management fees charged by a related party adjusted (8)	1,052	1,016
General and administrative expenses adjusted (9)	1,281	1,387
Total vessel operating expenses adjusted (10)	7,615	6,779

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(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(8)
Daily management fees - related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(9)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

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Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2011	Quarter Ended June 30, 2012
Time Charter Revenue	25,093,684	12,662,352
Voyage Expenses	(156,813)	(380,126)
Commissions	(1,446,044)	(712,826)
Net Revenue, net of voyage expenses	23,490,827	11,569,400
Total available days	1,048	974
Time Charter Equivalent	22,415	11,878

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Time Charter Revenue	54,113,203	25,856,283
Voyage Expenses	(396,860)	(679,815)
Commissions	(2,976,400)	(1,429,571)
Net Revenue, net of voyage expenses	50,739,943	23,746,897
Total available days	2,183	1,882
Time Charter Equivalent	23,243	12,618

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Cash and Cash Equivalents, beginning of period	34,787,935	14,563,517
Cash generated from / (used in):
Operating Activities	24,743,408	7,386,684
Investing Activities	16,190,536	(21,974,810)
Financing Activities	(55,480,942)	7,708,147
Net decrease in Cash and Cash Equivalents	(14,546,998)	(6,879,979)
Cash and Cash Equivalents, end of period	20,240,937	7,683,538

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Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended June 30, 2011	Quarter Ended June 30, 2012
Net (Loss) / Income	(16,777,396)	179,354
Plus Net Interest expense, including interest expense from interest rate swaps	3,792,798	2,113,949
Plus Depreciation	8,149,765	4,055,752
EBITDA	(4,834,833)	6,349,055
Adjusted EBITDA Reconciliation
Net (Loss) / Income	(16,777,396)	179,354
Non-cash depreciation due to below market acquired time charters	688,261	-
Impairment loss	5,000,000	-
Loss on sale of vessels	14,796,471	-
Unrealized loss / (gain) from interest rate swaps	163,074	(509,701)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	1,331,946	797,985
Adjusted Net Income	5,202,356	467,638
Plus Net Interest expense, including interest expense from swaps	3,792,798	2,113,949
Plus Depreciation, adjusted (2)	7,461,504	4,055,752
Adjusted EBITDA	16,456,658	6,637,339

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Net (Loss) / Income	(11,352,300)	899,191
Plus Net Interest expense, including interest expense from interest rate swaps	7,266,802	4,129,751
Plus Depreciation	16,909,989	7,942,617
EBITDA	12,824,491	12,971,559
Adjusted EBITDA Reconciliation
Net (Loss) / Income	(11,352,300)	899,191
Non-cash revenue and depreciation due to below market acquired time charters	1,368,959	-
Impairment loss	5,000,000	-
Loss on sale of vessels	14,796,471	-
Unrealized gain from interest rate swaps	(771,999)	(891,635)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	2,922,054	1,593,999
Adjusted Net Income	11,963,185	1,601,555
Plus Net Interest expense, including interest expense from interest rate swaps	7,266,802	4,129,751
Plus Depreciation, adjusted (2)	15,541,030	7,942,617
Adjusted EBITDA	34,771,017	13,673,923

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

9 of 14

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Quarter Ended June 30, 2011	Quarter Ended June 30, 2012
Net (Loss) / Income	(16,777,396)	179,354
Net (Loss) / Income attributable to non-vested share awards	(448,597)	5,252
Net (Loss) / Income available to common shareholders	(16,328,799)	174,102
Weighted average number of common shares basic and diluted	58,254,929	59,208,321
(Loss) / Earnings per common share basic and diluted	(0.280)	0.003
Reconciliation of Net (Loss) / Income to Adjusted Net Income
Net (Loss) / Income	(16,777,396)	179,354
Non-cash depreciation due to below market acquired time charters	688,261	-
Impairment loss	5,000,000	-
Loss on sale of vessels	14,796,471	-
Unrealized loss / (gain) from interest rate swaps	163,074	(509,701)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	1,331,946	797,985
Adjusted Net Income(1)	5,202,356	467,638
Adjusted Net Income attributable to non-vested share awards	139,101	13,694
Adjusted Net Income available to common shareholders	5,063,255	453,944
Weighted average number of common shares basic and diluted	58,254,929	59,208,321
Adjusted earnings per common share basic and diluted(1)	0.087	0.008

(1)
Adjusted Net Income and Adjusted earnings per share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income and Earnings per share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income and the Adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

10 of 14

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars)

U.S. GAAP Financial Information	Six Months Ended June 30, 2011	Six Months Ended June 30, 2012
Net (Loss) / Income	(11,352,300)	899,191
Net (Loss) / Income attributable to non-vested share awards	(339,793)	27,295
Net (Loss) / Income available to common shareholders	(11,012,507)	871,896
Weighted average number of common shares basic and diluted	57,276,048	59,131,947
(Loss) / Earnings per common share basic and diluted	(0.192)	0.015
Reconciliation of Net (Loss) / Income to Adjusted Net Income
Net (Loss) / Income	(11,352,300)	899,191
Non-cash depreciation due to below market acquired time charters	1,368,959	-
Impairment loss	5,000,000	-
Loss on sale of vessels	14,796,471	-
Unrealized gain from interest rate swaps	(771,999)	(891,635)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	2,922,054	1,593,999
Adjusted Net Income(1)	11,963,185	1,601,555
Adjusted Net Income attributable to non-vested share awards	358,078	48,615
Adjusted Net Income available to common shareholders	11,605,107	1,552,940
Weighted average number of common shares basic and diluted	57,276,048	59,131,947
Adjusted earnings per common share basic and diluted(1)	0.203	0.026

(1)
Adjusted Net Income and Adjusted earnings per share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income and Earnings per share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income and the Adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

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Paragon Shipping Inc. Unaudited Condensed Consolidated Balance Sheets As of December 31, 2011 and June 30, 2012 (Expressed in United States Dollars)
	December 31, 2011	June 30, 2012
Assets
Cash and restricted cash (current and non-current)	39,563,517	23,703,538
Loan to affiliate	-	15,000,000
Other current assets	4,029,047	7,253,975
Vessels, net	268,608,363	306,679,466
Advances for vessel acquisitions and vessels under construction	63,450,706	48,555,608
Other fixed assets, net	510,042	553,444
Investment in affiliate	38,805,802	38,099,803
Loan to affiliate	15,000,000	-
Other non-current assets	2,106,460	1,970,679

Total Assets	432,073,937	441,816,513

Liabilities and Shareholders' Equity
Total debt	201,285,000	209,079,938
Total other liabilities	9,564,790	10,150,899
Total shareholders' equity	221,224,147	222,585,676

Total Liabilities and Shareholders' Equity	432,073,937	441,816,513

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Paragon Shipping Inc. Unaudited Condensed Consolidated Statements of Income For the three months ended June 30, 2011 and 2012 (Expressed in United States Dollars - except for share data)

	Three Months Ended	Three Months Ended
	June 30, 2011	June 30, 2012
Revenue
Time charter revenue	25,093,684	12,662,352
Commissions	(1,446,044)	(712,826)
Net Revenue	23,647,640	11,949,526
Expenses / (Income)
Voyage expenses	156,813	380,126
Vessels operating expenses	4,642,320	4,528,533
Dry-docking expenses	1,059,004	-
Management fees - related party	1,236,325	979,002
Depreciation	8,149,765	4,055,752
General and administrative expenses	2,723,984	2,029,736
Impairment loss	5,000,000	-
Bad debt provisions	84,718	-
Loss on sale of assets	14,796,471	-
Gain from vessel early redelivery	(913,165)	-
Gain from marketable securities	-	(1,394,665)
Operating (Loss) / Income	(13,288,595)	1,371,042
Other Income / (Expenses)
Interest and finance costs	(2,939,070)	(1,569,311)
Loss on derivatives, net	(1,221,796)	(217,813)
Interest income	204,994	182,876
Equity in net income of affiliate	482,290	375,170
Foreign currency (loss) / gain	(15,219)	37,390
Total Other Expenses, net	(3,488,801)	(1,191,688)
Net (Loss) / Income	(16,777,396)	179,354

Other Comprehensive Loss
Unrealized loss on cash flow hedges	-	(323,755)
Unrealized loss on change in fair value of marketable securities	-	(707,304)
Total Other Comprehensive Loss	-	(1,031,059)

Comprehensive Loss	(16,777,396)	(851,705)

(Loss) / Earnings per Class A common share, basic and diluted	$(0.280)	$0.003
Weighted average number of Class A common shares, basic and diluted	58,254,929	59,208,321

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Paragon Shipping Inc. Unaudited Condensed Consolidated Statements of Income For the six months ended June 30, 2011 and 2012 (Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2012
Revenue
Time charter revenue	54,113,203	25,856,283
Commissions	(2,976,400)	(1,429,571)
Net Revenue	51,136,803	24,426,712
Expenses / (Income)
Voyage expenses	396,860	679,815
Vessels operating expenses	10,058,394	8,275,017
Dry-docking expenses	1,810,061	-
Management fees - related party	2,611,938	1,922,177
Depreciation	16,909,989	7,942,617
General and administrative expenses	5,553,539	4,215,789
Impairment loss	5,000,000	-
Bad debt provisions	252,392	-
Loss on sale of assets	14,796,471	-
Gain from vessel early redelivery	(913,165)	-
Gain from marketable securities	-	(1,394,665)
Operating (Loss) / Income	(5,339,676)	2,785,962
Other Income / (Expenses)
Interest and finance costs	(5,339,852)	(3,097,870)
Loss on derivatives, net	(1,400,573)	(517,707)
Interest income	245,622	377,461
Equity in net income of affiliate	482,290	1,356,501
Foreign currency loss	(111)	(5,156)
Total Other Expenses, net	(6,012,624)	(1,886,771)
Net (Loss) / Income	(11,352,300)	899,191

Other Comprehensive Loss
Unrealized loss on cash flow hedges	-	(404,799)
Unrealized loss on change in fair value of marketable securities	-	(707,304)
Total Other Comprehensive Loss	-	(1,112,103)

Comprehensive Loss	(11,352,300)	(212,912)

(Loss) / Earnings per Class A common share, basic and diluted	$(0.192)	$0.015
Weighted average number of Class A common shares, basic and diluted	57,276,048	59,131,947

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